UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CIRRUS LOGIC, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

172755100
(CUSIP Number)

Alfred Teo, Alpha Industries, Inc.
 Page & Schuyler Avenues, P. O. Box 808
Lyndhurst, NJ  07071
(201) 933-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  ___________.

Check the following box if a fee is being paid with the statement _______________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alfred S. Teo and Annie Teo, Joint Tenants with Rights of
	of Survivorship
	Alfred Teo:  SSN:  ###-##-####
	Annie Teo:   SSN:  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER			4,935,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER		4,935,000 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					4,935,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     7.36%

14.	TYPE OF REPORTING PERSON*    IN




1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr.
	Annie Teo and Teren Seto Handelman, Co-Trustees
	IRS #22-6584856

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER			500,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER		500,000 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					500,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .75%

14.	TYPE OF REPORTING PERSON*    00 - Trust



1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Industries, Inc. Retirement Plan dated January 1, 1984
	Alfred Teo, Trustee
	IRS I.D. #22-2408251

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER			23,500 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER		23,500 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					23,500 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	__________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .04%

14.	TYPE OF REPORTING PERSON*    00 - Trust




1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Technologies, Inc.
	IRS I.D. #22-301576

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER			15,600 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER		15,600  shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					15,600 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	_________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .02%

14.	TYPE OF REPORTING PERSON*    CO


1.  NAME OF REPORTING PERSON
    SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lambda Financial Service Corp.
    IRS I.D. #22-2899749

2.  CHECK THE APPROPRIATE BOX IS A MEMBER OF A GROUP


3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
    WC

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS __________
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED OF EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:  30,000 shares
8.  SHARED VOTING POWER
9.  SOLE DISPOSITIVE POWER: 30,000 shares
10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:  30,000 shares

12. CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*:  ____________

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.04%

14. TYPE OF REPORTING PERSON*:  CO


	SCHEDULE 13D

	CUSIP NO. 172755100

Item 1.	Security and Issuer


No Par Value Common Stock

Cirrus Logic, Inc.

Michael L. Hackworth, Chairman of the Board, President, CEO
3100 West Warren Avenue
Fremont, CA   94538-642


ITEM 2.  IDENTITY AND BACKGROUND

I.	ALFRED TEO AND ANNIE TEO, JOINT TENANTS WITH RIGHTS OF
SURVIVORSHIP

(a)	Alfred Teo and Annie Teo, husband and wife

(b)	Residence:  783 West Shore Drive, Kinnelon, NJ 07405

(c)	Annie Teo is a homemaker and interior decorator, being the
Director, President and Treasurer of TUK Associates, Inc. of Kinnelon, New Jersey. Annie Teo is also a Building Manager. Alfred Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and Alfred Teo have interests in various partnerships and other entities holding title to real property. Alfred Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors of plastics and plastic products:

Chairman, President and Director :
Sigma Extruding Corp.
Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

Chairman, President and Director:
Omega Extruding Corp. of California
9614 Lucas Ranch Road, Rancho Cucamonga, California   91730

Chairman, President and Director:
Omega Plastic Corp.
Page & Schuyler Avenues, Lyndhurst, New Jersey 	07071

Chairman, President and Director:
Beta Plastics Corp.
120 Amor Avenue, Carlstadt, New Jersey 07072

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Holding Corp. (a Delaware Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corporation (a New Jersey Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corporation (a Massachusetts Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corporation (a Georgia Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corp. of Illinois
1650 East 95th Street, Chicago, Illinois 60617

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corp. of North Carolina
1206 Traywick Road, Marshville, North Carolina 28103

Chairman, Chief Executive Officer, Vice President, Treasurer and Director:
Alpha Industries, Inc.
Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

Chairman, Co-Chief Executive Officer, Treasurer, Secretary and Director:
Zeta Consumer Products Corp.
Macomb, Illinois

Alfred Teo also holds the offices of President, Treasurer and Chairman of the Board of Directors of Lambda Financial Service
Corp., Page & Schuyler Avenues, Lyndhurst, New Jersey. This corporation is in the business of financial services.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Alpha Technologies, Inc.,
88 Centennial Avenue, Piscataway, New Jersey. This corporation is a computer network company.

Alfred Teo also holds the offices of President and Director of Red Line Express Corp., Page & Schuyler Avenues, Lyndhurst,
New Jersey. This corporation is in the business of intra-state and inter-state trucking.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Discount Packaging Corp.,
50 Grafton Avenue, Newark, New Jersey 07104. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman, President and Director of M & E Packaging Corp., Page & Schuyler Avenues,
Lyndhurst, New Jersey 07071. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman of the Board, Secretary and Director of Fidelity Service Corp., Page &
Schuyler Avenue, Lyndhurst, New Jersey 07071. This corporation is in the warehousing business.

Alfred Teo also holds the office of Secretary, Chairman of the Board of Directors and Director of Hillman's, The Eye Care
Company, Inc., 125 Route 46 West, Totowa, New Jersey 07512. This corporation is in the eye care business.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Tucker Housewares
Corp., 150 Clove Road, Little Falls, New Jersey.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Essex Plastics
Corp., Pompono Beach, Florida.

Alfred Teo is a member of the Board of Directors of Fleet
Bank, N.A., 1 Exchange Place, Jersey City, New Jersey.

Alfred Teo is a member of the Board of Directors of American
Banknote Corporation, 200 Park Avenue, 49th Floor, New York,
NY  10166.

Alfred Teo is a member of Board of Trustees of St. Joseph's
Hospital Foundation, 703 Main Street, Paterson, New Jersey.

Alfred Teo is a member of the Board of Trustees of Stevens
Institute of Technology, Castle Point on Hudson, Hoboken, New
Jersey.

(d)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been convicted in a criminal proceeding.

(e)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo and Annie Teo are United States citizens.

II.	M.A.A.A. TRUST FBO MARK, ANDREW, ALAN & ALFRED TEO, JR.,
ANNIE TEO AND TEREN SETO HANDELMAN, CO-TRUSTEES

(a)	M.A.A.A. Trust FBO Mark, Andrew, Alan & Alfred Teo, Jr.

(b)	Place of organization:  783 West Shore Drive, Kinnelon, NJ
07405

(c)	Principal business:  Trust

(d)	During the last five (5) years, neither Mark Teo, Andrew
Teo, Alan Teo, Alfred Teo, Jr., Annie Teo nor Teren Seto
Handelman have been convicted in a criminal proceeding.

(e)	During the last five (5) years, neither Mark Teo, Andrew
Teo, Alan Teo, Alfred Teo, Jr., Annie Teo nor Teren Seto Handelman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


III.	ALPHA INDUSTRIES, INC. RETIREMENT PLAN

(a)	Alpha Industries, Inc. Retirement Plan dated January 1,
1984, Alfred Teo, Trustee

(b)	Place of Organization:  Page & Schuyler Avenues, Lyndhurst,
New Jersey 07071

(c)	Principal business:  Trust

(d)	During the last five (5) years, Alfred Teo has not been
convicted in a criminal proceeding.

(e)	During the last five (5) years, Alfred Teo has not been a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo is a U.S. citizen.

IV.	ALPHA TECHNOLOGIES, INC.

(a)	Alpha Technologies, Inc., a Corporation of the State of New
Jersey

(b)	Business Address: 88 Centennial Avenue, Piscataway, New
Jersey

(c)	Principal business:  computer consulting and sales.

(d)	During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e)	During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable


V.  LAMBDA FINANCIAL SERVICE CORP.

(a) Lambda Financial Service Corp., a Corporatin of the
    State of New Jersey

(b) Business Address:  Page & Schuyler Avenues,
    Lyndhurst, New Jersey 07071

(c) Principal businesss:  financial services

(d) During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e) During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to the judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with repsect to such laws.

(f) Not applicable.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used by Alfred Teo and Annie Teo in making the purchases was personal funds. The source of funds used by M.A.A.A. Trust and Alpha Industries, Inc. Retirement Plan was trust funds. The source of funds used by Alpha Technologies, Inc. and Lambda Financial Service Corp. was corporate funds. The aggregate amount of funds used in making the purchases including brokerage commissions and other costs of execution through the close of business on February 3, 1998 was:

Alfred Teo and Annie Teo,
Joint Tenants with Rights
of Survivorship                         $76,152,952.29

M.A.A.A. Trust FBO Mark
Andrew, Alan & Alfred Teo, Jr.          $ 9,197,400.10

Alpha Industries, Inc.
Retirement Plan                         $   272,812.50

Alpha Technologies, Inc.                $   394,986.70

Lambda Financial Service Corp.          $   337,031.25

Total                                   $86,355,182.84



ITEM 4.   PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment.

(a)	The reporting persons may acquire additional securities of
the issuer or dispose of securities of the issuer from time to time;

(b)	The reporting persons have no plans or proposals which
relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	The reporting persons have no plans or proposals which
relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	The reporting persons have no plans or proposals which
relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	The reporting persons have no plans or proposals which
relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)	The reporting persons have no plans or proposals which
relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	The reporting persons have no plans or proposals which
relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	The reporting persons have no plans or proposals which
relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i)	The reporting persons have no plans or proposals which
relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	The reporting persons have no plans or proposals which
relate to or would result in any action similar to any of those enumerated above.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the close of business on February 3, 1998, the
aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

Name                             Number            Percentage
                                 of Shares         of Class

Alfred Teo and Annie Teo,
Joint Tenants with Rights
of Survivorship                  4,935,000           7.36%

M.A.A.A. Trust
FBO Mark, Andrew,
Alan & Alfred Teo, Jr.             500,000            .75%

Alpha Industries, Inc.
Retirement Plan                     23,500           0.04%

Alpha Technologies, Inc.            15,600           0.02%

Lambda Financial Service Corp.      30,000           0.04%

Total                            5,503,500           8.21%

	Note: Percentage of Class is based on 67,012,000 shares outstanding as reported in the 10Q last filed by the Issuer with the Securities Exchange Commission.

(b)
	1.	Alfred Teo and Annie Teo hold the shares listed next to
their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

	2.	Alfred Teo holds an authorization to trade securities
on behalf of M.A.A.A. Trust and may therefore direct the disposition of the shares of the issuer held by this Trust.

	3.	Alfred Teo is the Trustee of the Alpha Industries, Inc.
Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement
Plan.

	4.	Alfred Teo holds a 50% interest in Alpha Technologies,
Inc. and may participate in voting or directing the vote, disposing of or directing the disposition of the shares of the issuer held by this corporation, but he does not control the power to vote, direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

 5. Alfred Teo holds the controlling interest in Lambda
Financial Service Corp. and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

(c)	Transactions in the class of securities reported that were
effected in the last sixty (60) days are shown on Exhibit A attached hereto.

(d)	Where an interest relates to more than five (5%) percent of
the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e)	Not applicable


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

STATEMENT PURSUANT TO RULE 13(d)-4

The undersigned reporting persons hereby declare that the filing of this statement shall not be construed as an admission that one or more of such reporting persons is(are), for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner or owners of any of the securities covered by this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Alfred Teo, Individually
Dated:  February 13, 1998

/s/ Annie Teo, Individually
Dated:  February 13, 1998

/s/ Annie Teo, Trustee of the M.A.A.A. Trust
Dated:  February 13, 1998

/s/ Teren Seto Handelman, Trustee of the M.A.A.A. Trust
Dated:  February 13, 1998

/s/ Alfred Teo, Trustee of the Alpha Industries, Inc.
Retirement Plan
Dated:  February 13, 1998

/s/ Alfred Teo, Chairman of the Board of Directors of
Alpha Technologies, Inc.
Dated:  February 13, 1998

/s/ Alfred Teo, Chairman of the Board of Directors and
President of Lambda Financial Service Corp.
Dated:  February 13, 1998


EXHIBIT A

A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN

DATE      TRANS     LOT/ID    QUANTITY  TRD PRC   AMT/PRIN
12/9/97   BUY                 15000.00  13.375    200625.00
12/9/97   BUY                  2500.00  13.469     33671.88
12/9/97   BUY                  7500.00  13.438    100781.25
12/9/97   BUY                 27000.00  13.000    351000.00
12/9/97   BUY                  2500.00  13.500     33750.00
12/9/97   BUY                 22500.00  13.469    303,046.88
12/10/97  BUY                 23000.00  12.625    290378.00
12/11/97  BUY                 30000.00  11 7/8    356238.12
12/12/97  BUY                  8500.00  11 5/8     98809.20
12/12/97  BUY                 30000.00  11 3/4    352488.25
12/16/97  BUY                295000.00  12.125   3576875.00
12/23/97  BUY                 40000.00  10.75     430003.00
12/23/97  BUY                 30000.00  10 5/8    318739.37
12/23/97  BUY                  6500.00  10 3/4     69872.57
12/23/97  BUY                  2500.00  10 7/8     27186.59
12/23/97  BUY                  5000.00  11         54998.16
12/24/97  BUY                 16000.00  10.625    170003.00
12/24/97  BUY                 50000.00  10 5/8    531232.29
1/05/98   BUY                 10000.00  11.188    111878.00
1/05/98   BUY                  5000.00  11.188     55937.50
1/08/98   BUY                 10000.00  11.00     110003.00
1/09/98   BUY                  3000.00  10.813     32437.50
1/09/98   BUY                  2000.00  10.688     21375.00
1/09/98   BUY                 15000.00  10.25     153753.00
1/13/98   BUY                  5000.00  10.438     52187.50
1/13/98   BUY                  5000.00  10.125     50628.00
1/21/98   BUY                 20000.00  10.813    216253.00
1/23/98   BUY                 20000.00  10.813    216253.00
1/26/98   BUY                  5000.00  10.125     50628.00
1/26/98   BUY                 25000.00  10.188    254687.50
1/27/98   BUY                 23500.00  10.063    236468.75
1/27/98   BUY                 27000.00   9.998    269940.90
1/27/98   BUY                 25000.00  10.000    250000.00
1/27/98   BUY                 25000.00   9.938    248437.50
1/28/98   BUY                  5000.00  10.063     50315.50
1/29/98   BUY                 20000.00  10.125    202503.00
1/29/98   BUY                 10000.00  10.125    101250.00
2/02/98   BUY                 10000.00  11.188    111878.00
2/03/98   BUY                  7000.00  11.125     77875.00
2/03/98   BUY                  5000.00  11.063     55315.50


A/C:  MAAA TRUST FBO Mark, Andrew, Alan and Alfred Teo, Jr.
Annie Teo and Teren Seto Handelman, Co-Trustees

DATE      TRANS     LOT/ID    QUANTITY  TRD PRC    AMT/PRIN
11/24/97  SELL                30000.00  13.9275   417811.07
12/16/97  SELL               295000.00  12 1/6   3558318.88



A/C:  ALPHA INDUSTRIES RETIREMENT PLAN

DATE      TRANS     LOT/ID    QUANTITY  TRD PRC    AMT/PRIN
12/29/97  BUY                  4000.00  10 1/16    40250.00
12/29/97  BUY                  4000.00  10 1/8     40500.00
1/12/98   BUY                   500.00  10 1/8      5062.50
1/12/98   BUY                  3000.00  10 1/8     30375.00


A/C:  ALPHA TECHNOLOGIES, INC.
DATE      TRANS     LOT/ID    QUANTITY  TRD PRC    AMT/PRIN
12/11/97  SELL                30000.00  12 1/8     363737.87
12/12/97  SELL                15000.00  11 5/8     174369.18
2/09/98   BUY                   600.00  10 5/8       6375.00



A/C:  LAMBDA FINANCIAL SERVICE CORP.
DATE      TRANS     LOT/ID    QUANTITY  TRD PRC    AMT/PRIN
1/05/98   BUY                  2500.00  11 3/16    27968.75
1/05/98   BUY                  5000.00  11 3/16    55937.50
1/05/98   BUY                  7500.00  11 1/4     84375.00
1/5/98    BUY                 15000.00  11 1/4    168750.00